Exhibit 99.1

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 11 January 2005 that on 10 January 2005 the following Director purchased Ordinary Shares in the Company at a price of 117.25 pence per share under the Cable & Wireless Share Purchase Plan: -

Rob Rowley – 106 Ordinary Shares